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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )

Flagship Global Health, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33841N103
(CUSIP Number)

Fred F. Nazem 570 Lexington Avenue New York, NY 10022 Tel. (212) 371-7900 with a copy to: Stephen P. Wink, Esq. Cahill/Wink LLP 5 Penn Plaza 23rd Floor New York, NY 10001 (646) 378-2105
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	Fred F. Nazem
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	21,480,981
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	21,480,981
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	Fridolin E. Fackelmayer
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	437,957
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	437,957
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	Brandon Fradd
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF/WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	5,437,409
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	5,437,409
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	Roy Young
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	36,100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	36,100
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	Stephen J. O’Brien, MD
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	11,316,230
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	Everett LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,633,352
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,633,352
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	OO

CUSIP No. 33841N103		13D

1		NAME OF REPORTING PERSONS:	David L. Helfet, MD
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	USA
NUMBER OF SHARES	7	SOLE VOTING POWER:	837,957
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	837,957
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 42,179,986
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57%
14		TYPE OF REPORTING PERSON:	IN

Item 1.    Security and Issuer.

The class of equity to which this Statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Flagship Global Health, Inc. (the “Issuer”), which has its principal offices at 220 West 42nd Street, 23rd Floor, New York, New York 10036.

Item 2.    Identity and Background.

This Statement is filed by Fred F. Nazem, an individual (“Mr. Nazem”), Fridolin E. Fackelmayer, an individual (“Mr. Fackelmayer”), Brandon Fradd, an individual (“Mr. Fradd”), Roy Young, an individual (“Mr. Young”), Stephen J. O’Brien MD, an individual (“Dr. O’Brien”), David L. Helfet MD, an individual (“Dr. Helfet”), and Everett LLC, a Cayman Islands limited liability company (“Everett” and, collectively with Mr. Nazem, Mr. Fackelmayer, Mr. Fradd, Mr. Young, Dr. O’Brien and Dr. Helfet, the “Reporting Persons”).

The citizenship, principal business address, present principal occupation or employment, and material occupations, positions, offices or employments (and the principal business and address of any corporation or organization in which such employment is conducted) of each of the above named natural persons are as follows:

•
Mr. Nazem is a U.S. citizen and an entrepreneur, private investor and financier.  Mr. Nazem is the managing partner of Nazem & Company, which is a private equity fund, and Hedgeworth Capital LLC, which is a hedge fund.  Mr. Nazem resigned as the Issuer’s CEO effective November 21, 2007 and also served as a director of the Issuer until his resignation effective December 7, 2007.  The principal business of address of each of Mr. Nazem, Nazem & Company and Hedgeworth Capital LLC is 570 Lexington Avenue, New York, NY 10022.

•
Mr. Fackelmayer is a U.S. citizen and an investment banker at, and principal of, Deltec Asset Management, which is a hedge fund.  The principal business address of each of Mr. Fackelmayer and Deltec Asset Management is 645 Fifth Avenue, 18th Floor, New York, NY 10022.

•
Mr. Fradd is a U.S. citizen, the general partner of Apollo Medical Partners LP (“AMP”), and owns 100% of Apollo Equity Management, Inc. which manages and controls Apollo Medical Offshore Partners LP (“AMOP”), each of which is an asset management partnership.  The principal business address of each of Mr. Fradd, Apollo Equity Management, Inc., AMP and AMOP is 68 Jane Street, #2E, New York, NY 10014.

•
Mr. Young is a U.S. citizen and the president of Fairfield Processing Corporation, which manufactures fiber products.  The principal business address of each of Mr. Young and Fairfield Processing Corporation is 88 Rose Hill Avenue, Danbury, CT 06810.

•
Dr. O’Brien is a U.S. citizen and a physician at the Hospital for Special Surgery.  The principal business address of each of Dr. O’Brien and the Hospital for Special Surgery is 535 East 70th Street, New York, NY 10021.

•
Dr. Helfet is a U.S. citizen and a physician at the Hospital for Special Surgery.  The principal business address of each of Dr. Helfet and the Hospital for Special Surgery is 535 East 70th Street, New York, NY 10021.

Everett’s principal business is investing, and is controlled and owned by The Frank Burgel Trust, the trustees of which are CIBC Bank & Trust Company and Jens Burgel.  The principal business address of each of Everett and the trustees is CIBC Centre, Edward Street, Georgetown, Cayman Islands.

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration.

The responses of the Reporting Persons to Row (4) of the cover pages of this Statement are incorporated herein by reference.  The Reporting Persons received the shares of Common Stock reported in this Statement as founders of the Issuer, equity investments, in connection with loans made to the Issuer and/or  as employment related awards and incentives, in each case as applicable.

Item 4.    Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes.  Each of the Reporting Persons reviews on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, each Reporting Person and its affiliates may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of such Reporting Person, its affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person and its affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

On February 25, 2008, the Reporting Persons sent a letter to the Issuer expressing their displeasure with the financial performance and governance of the Issuer, and requesting that the newly amended Bylaws of the Issuer be rescinded due to its interference with shareholder rights.  On or about April 4, 2008, the Reporting Persons sent another letter to the Issuer expressing, among other things, their further displeasure with the financial performance and governance of the Issuer.  Pursuant to such letter, the Reporting persons also notified the Issuer of the Reporting Person’s (i) desire to have the annual meeting of shareholders rescheduled for an earlier date, (ii) intention to raise several issues at the annual meeting of shareholders concerning the Issuer, including its financial performance, strategy and management, (iii) intention to proffer candidates at the annual meeting of shareholders to fill the two vacancies on the board of directors created by the departures of Dr. Benjamin Safirstein and Gov. Michael Huckabee and (iv) demand that the board of directors provide them with detailed information about the Issuer’s financial condition and performance.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement  include the shares of Common Stock held by the applicable Reporting Person as well as those additional shares of Common Stock as such Reporting Person may be deemed to beneficially own as a control person or a member of a group.  Additionally, the responses of:

(i) Mr. Nazem to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include the following: (1) 372,263 shares held by Nazem, Inc., a company of which Mr. Nazem owns 100%, (2) the conversion of a $666,667 Secured Convertible Term Note into 740,741 shares of Common Stock, (3) the exercise of 504,656 Common Stock warrants, (4) the exercise of 125,000 Common Stock warrants, (5) 25,944 shares held in the Alexander Gharib Nazem Trust, a trust for the benefit of Mr. Nazem’s son, (6) 25,944 shares held in the Taraneh Gharib Nazem Trust, a trust for the benefit of Mr. Nazem’s daughter and (7) 1,247,938 shares held by the Nazem Family Foundation.  Susie Gharib Nazem, Mr. Nazem’s wife, is the Trustee of such trusts. Susie Gharib Nazem and Mr. Nazem are the trustees of the Nazem Family Foundation. Mr. Nazem disclaims pecuniary beneficial ownership of the shares held in trust for his children and the shares held by the Nazem Family Foundation;

(ii) Dr. O’Brien to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include the 11,316,230 shares beneficially owned by Dr. O’Brien for which he has granted the right to vote all such shares to the Issuer’s Board of Directors, pursuant to a Voting Trust Agreement entered into with the Issuer;

(iii) Mr. Fradd to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) the conversion of a $312,500 Secured Convertible Term Note into 347,222 shares of Common Stock and the exercise of 135,870 Common Stock warrants,  held by Mr. Fradd, (2) 2,215,240 shares of Common Stock and the exercise of 1,107,621 Common Stock warrants, held by AMP (which is controlled by Mr. Fradd) and (3) 1,087,637 shares of Common Stock and the exercise of 543,819 Common Stock warrants, held by AMOP (which is controlled by Mr. Fradd); and

(iv) Dr. Helfet to Rows (7) through (13) of the cover page of this Statement, as well as the responses of the other Reporting Persons to Rows (11) through (13) of the cover pages of this Statement, include (1) 364,964 shares of Common Stock held by Dr. Helfet, (2) warrants to purchase 72,993 shares of Common Stock and (3) options to purchase 400,000 shares of Common Stock, in each case held by Dr. Helfet.

As of May 7, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 42,179,986 shares of Common Stock.  Such shares constitute approximately 57% of the issued and outstanding shares of the Common Stock (based upon the 69,482,630 shares of the Common Stock stated to be issued and outstanding by the Issuer in its latest Form 10-KSB for the fiscal year ended December 31, 2007, plus 3,904,929 shares that may be issued by conversion or exercise as described above).  Except with respect to Dr. O’Brien’s shares of Common Stock, each Reporting Person has the sole or shared power to vote or direct the vote of the shares described in the responses of such Reporting Person to Rows (7) through (13) of the cover pages of this Statement or to dispose or direct the disposition of such shares, in each case as described in such responses.  With respect to Dr. O’Brien’s shares of Common Stock, Dr. O’Brien has no power to vote or direct the vote his 11,316,230 shares of Common Stock but has the sole power to dispose or direct the disposition of such shares.

 (c)  During the past 60 days, the Reporting Persons have made no purchases or sales of Common Stock.

 (d)  None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

 (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Voting Trust Agreement entered into with the Issuer, Dr. O’Brien has granted the right to vote all of the 11,316,230 shares held by him to the Issuer’s Board of Directors.

Item 7.    Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated May 8, 2008.
2.	The Voting Trust Agreement, filed by the Issuer on March 28, 2008 as Exhibit 9.1 to the Issuer’s Form 10-KSB for the fiscal year ended December 31, 2007, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2008

/s/ Fred Nazem
Name: Fred F. Nazem

/s/ Fridolin E. Fackelmayer
Name: Fridolin E. Fackelmayer

/s/ Brandon Fradd
Name: Brandon Fradd

/s/ Roy Young
Name: Roy Young

/s/ Stephen J. O’Brien, MD
Name: Stephen J. O’Brien, MD

/s David L. Helfet, MD
Name: David L. Helfet, MD

EVERETT LLC

By: /s/ Volker Mehnert
Name: Volker Mehnert
Title: President